Exhibit 99.1

GERDAU S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2009 AND 2008

Prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board — IASB following the IAS 34 standard, and with instruction No. 457 of July 13, 2007 as issued by the Brazilian Securities and Exchange Commission (CVM).

GERDAU S.A. and subsidiaries

CONSOLIDATED BALANCE SHEET

In thousands of Brazilian reais (R$)

	03/31/2009	12/31/2008
CURRENT LIABILITIES
Trade accounts payable	2,166,045	2,855,419
Short-term debt	3,281,807	3,788,085
Debentures	167,575	145,034
Taxes payable	460,462	517,272
Payroll and related liabilities	359,479	551,941
Dividends payable	11,560	7,820
Unrealized losses on derivatives	54,595	69,435
Other current liabilities	447,151	540,431
	6,948,674	8,475,437

NON CURRENT LIABILITIES
Long-term debt	18,029,456	18,595,002
Debentures	670,459	705,715
Deferred income taxes	2,985,979	3,060,268
Unrealized losses on derivatives	235,915	314,267
Provision for tax, civil and labor liabilities	474,890	467,076
Employees benefits	1,191,592	1,275,985
Put options on minority interest	684,200	698,321
Other non-current liabilities	370,279	414,865
	24,642,770	25,531,499

SHAREHOLDERS’ EQUITY
Capital	14,184,805	14,184,805
Treasury stocks	(122,053)	(122,820)
Other reserves	(983,944)	(1,028,355)
Legal reserve	144,062	144,062
Retained earnings	5,142,488	5,110,818
Cumulative translation adjustment	1,587,185	1,877,992
PARENT COMPANY’S INTEREST	19,952,543	20,166,502

NON-CONTROLLING INTERESTS	4,560,194	4,877,076

SHAREHOLDERS’ EQUITY	24,512,737	25,043,578

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	56,104,181	59,050,514

GERDAU S.A. and subsidiaries

CONSOLIDATED STATEMENT OF INCOME

In thousands of Brazilian reais (R$)

	3 Months period ended in
	03/31/2009	03/31/2008

NET SALES	6,967,785	8,944,510
Cost of sales	(6,177,738)	(6,812,177)
GROSS PROFIT	790,047	2,132,333
Selling expenses	(154,965)	(151,483)
General and administrative expenses	(492,201)	(505,866)
Other operating income	82,091	51,053
Other operating expenses	(35,421)	(24,810)
INCOME FROM OPERATIONS	189,551	1,501,227
Equity in earnings of unconsolidated companies	(64,963)	60,833
INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	124,588	1,562,060
Finacial revenues	99,372	119,719
Financial expenses	(393,034)	(353,544)
Exchange variations, net	148,850	43,622
Gain and losses on derivatives, net	(33,048)	25,906
(LOSS) INCOME BEFORE TAXES	(53,272)	1,397,763
Provision for income and social contribution taxes
Current	55,694	(333,872)
Deferred	32,577	26,226

NET INCOME	34,999	1,090,117
ATTRIBUTED TO:
Parent company’s interest	88,432	874,382
Non-controlling interests	(53,433)	215,735
	34,999	1,090,117

Basic earnings per share - preferred and common	0.06	0.66
Diluted earnings per share - preferred and common	0.06	0.66

GERDAU S.A. and subsidiaries

CONSOLIDATED COMPREHENSIVE INCOME

In thousands of Brazilian reais (R$)

	03/31/2009	03/31/2008
Net income recognized in the income statement	34,999	1,090,117
Net unrealized Loss with pension plans, net of tax of R$ 11,514	(21,931)	—
Cumulative translation adjustments	(458,044)	27,895
Unrealized Gain on net investment hedge	32,700	—
Unrealized Gain (Loss) on derivative instruments, net of tax of R$ (28,860) (R$ 10,547 as of 03/31/2008)	46,570	(16,496)
Unrealized Gain on available for sale securities, net of tax of R$ (5,540) (R$ 3,010 as of 03/31/2008)	11,248	5,748

Comprehensive income for the period, net of tax	(354,458)	1,107,264
Comprehensive income attibuted to:
Parent company’s interest	(159,812)	981,156
Non-controlling interests	(194,646)	126,108
	(354,458)	1,107,264

GERDAU S.A. and subsidiaries

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE

In thousands of  Brazilian reais (R$)

	Attributed to controlling shareholder’s interest
					Cumulative
	Capital	Treasury	Legal	Other	translation	Retained	Total parent’s	Non-controlling	Total
	stock	stock	reserve	reserves	adjustment	earnings	company interest	Interest	Shareholder’s Equity
Balance as of January 1st, 2008	7,810,453	(106,667)	278,713	13,723	(1,049,333)	5,765,616	12,712,505	3,929,573	16,642,078
Total of comprehensive income recognized in the period	—	—	—	(3,563)	110,337	874,382	981,156	126,108	1,107,264
Stock option expenses recognized in the period	—	—	—	1,695	—	—	1,695	—	1,695
Stock option exercised during the period	—	29,918	—	(7,732)	—	—	22,186	—	22,186
Dividends/interest on capital	—	—	—	—	—	(250,336)	(250,336)	(114,176)	(364,512)
Destinations proposed to the general assembly	—	—	(5,188)	—	—	5,188	—	—	—
Minority interest over fair value alocation	—	—	—	—	—	—	—	7,496	7,496
Minority interest on consolidated entities	—	—	—	—	—	(63,064)	(63,064)	(55,453)	(118,517)
Put options	—	—	—	—	—	—	—	(150,939)	(150,939)
Treasury stock	—	(49,702)	—	—	—	—	(49,702)	—	(49,702)
Balance as of March 31st, 2008	7,810,453	(126,451)	273,525	4,123	(938,996)	6,331,786	13,354,440	3,742,609	17,097,049
Balance as of January 1st, 2009	14,184,805	(122,820)	144,062	(1,028,355)	1,877,992	5,110,818	20,166,502	4,877,076	25,043,578
Total of comprehensive income recognized in the period	—	—	—	42,563	(290,807)	88,432	(159,812)	(194,646)	(354,458)
Stock option expenses recognized in the period	—	—	—	2,086	—	—	2,086	—	2,086
Stock option exercised during the period	—	767	—	(238)	—	—	529	—	529
Dividends/interest on capital	—	—	—	—	—	(56,816)	(56,816)	(7,122)	(63,938)
Minority interest over fair value alocation	—	—	—	—	—	—	—	(7)	(7)
Minority interest on consolidated entities	—	—	—	—	—	54	54	(116,746)	(116,692)
Put options	—	—	—	—	—	—	—	1,639	1,639
Balance as of March 31st, 2009	14,184,805	(122,053)	144,062	(983,944)	1,587,185	5,142,488	19,952,543	4,560,194	24,512,737

GERDAU S.A. and subsidiaries

CONSOLIDATED STATEMENT OF CASH FLOW

In thousands of Brazilian reais (R$)

	3 Months period ended in
	03/31/2009	03/31/2008

Cash flows from operating activities
Net income	34,999	1,090,117
Adjustments to reconcile net income to the cash flow provided by operating activities:
Depreciation and amortization	474,386	422,542
Equity accounting	64,963	(60,833)
Exchange variation	(148,850)	(43,622)
Loss (Gains) on derivatives, net	33,048	(25,906)
Post-employment benefits and stock based remuneration	26,517	(1,921)
Income tax	(88,271)	307,646
(Gains) Loss on disposal of property, plant and equipment and investments	(10,891)	(5,399)
Provision for losses on avaible-for-sale securities	—	39,647
Allowance for doubtful accounts	13,900	3,467
Provision (Reserve) for contingencies	8,644	(58,947)
Distributions from joint ventures	—	18,197
Interest income	(76,615)	(85,419)
Interest expense	315,604	233,377
(Reverse) Provision for obsolescense and net realisable value adjustment	(56,175)	3,549
	591,259	1,836,495
Changes in assets and liabilities:
Reduction (Increase) in trade accounts receivable	163,030	(423,272)
Reduction (Increase) in inventories	2,090,762	(254,750)
(Decrease) Increase in trade accounts payable	(610,340)	135,600
Decrease (Increase) in other receivables	29,477	190,822
(Decrease) Increase in other payables	(345,043)	(535,601)
Investments in Trading securities and available for sale securities	(52,539)	(1,363,558)
Redemption of trading securities	20,324	2,437,386
Cash provided by operating activities	1,886,930	2,023,122

Interest paid on loans and financing	(306,831)	(272,504)
Income and social contribution taxes paid	(47,604)	(130,514)
Net cash provided by operating activities	1,532,495	1,620,104

Cash flows from investing activities
Additions to property, plant and equipment and intangibles	(485,281)	(470,275)
Payments for business acquisitions	—	(369,861)
Interest received on cash investments	2,499	33,745
Net cash used in investing activities	(482,782)	(806,391)

Cash flows from financing activities
Capital increase/Treasury stock	—	—
Dividends and interest on capital paid	(106,879)	(319,047)
Borrowings	320,761	368,353
Repayment of loans and financing	(1,012,889)	(834,585)
Intercompany loans, net	17,406	(7,110)
Net cash used in financing activities	(781,601)	(792,389)

Exchange variation on cash and cash equivalents	(44,204)	31,958

Increase in cash and cash equivalents	223,908	53,282
Cash and cash equivalents at beginning of period	2,026,609	2,026,096
Cash and cash equivalents at end of period	2,250,517	2,079,378